UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 31, 2015 (December 28, 2015)

Lucas Energy, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-32508	20-2660243
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

450 Gears Road, Suite 780, Houston, Texas	77067
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (713) 528-1881

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 30, 2015, Lucas Energy, Inc. (the “Company”, “we” and “us”) entered into an Asset Purchase Agreement (the “Purchase Agreement”), as purchaser, with twenty-one separate sellers (the “Sellers”) and Segundo Resources, LLC, as a Seller and as a representative of the sellers named therein (the “Representative”). Pursuant to the Purchase Agreement and the terms and conditions thereof, we agreed to acquire from the Sellers, working interests in producing properties and undeveloped acreage in Texas and Oklahoma, including varied interests in two largely contiguous acreage blocks in the liquids-rich Mid-Continent region of the United States, and related wells, leases, records, equipment and agreements associated therewith (collectively, the “Assets”). The properties currently produce in excess of approximately 1,200 net barrels of oil equivalent per day (BOE/d), of which 53% are liquids from 114 producing wells. The bulk of the production is from the Hunton formation holding approximately 43,000 gross acres (9,900 net acres) in central Oklahoma. Additionally, further, offset development drilling opportunities for at least 40 additional wells have been identified.

Pursuant to the Purchase Agreement and in consideration for the Assets, we agreed to assume $31.35 million of commercial bank debt; issue 552,000 shares of a newly designated form of redeemable convertible preferred stock (the “Convertible Preferred Stock”, which is currently anticipated to be in an amended form of our Series B Preferred Stock), to one of the Sellers, which is under common control with the Seller Representative, with a total face value of $13.8 million; issue 13,009,664 shares of common stock to certain of the Sellers; and pay $4,975,000 in cash to certain of the Sellers. Notwithstanding the above, in the event there are any title or other material issues associated with the Assets, the parties agreed to work in good faith to address such issues, and if such issues cannot be addressed, to adjust the purchase price, provided that no adjustment will be made unless such issues in aggregate total more than 5% of the aggregate purchase price, and provided further that if such issues in aggregate total more than 20% of the aggregate purchase price, we can terminate the Purchase Agreement, all of which are subject to the terms of the Purchase Agreement. We and the Sellers also agreed to a true-up for certain joint interest billings and authorization for expenditures at and/or after closing, and to effect a true-up in connection with any material agreements, the rights thereto, were not provided by the Sellers at closing.

At the closing of the transaction, we will rebrand and change our name to “Camber Energy, Inc.” The parties currently anticipate the closing of the acquisition, which is subject to various closing conditions, including those described below, to occur during the first quarter of fiscal 2017.

The Convertible Preferred Stock has a face value and liquidation preference of $25 per share. The Convertible Preferred Stock is convertible into common stock at a rate of 7.14:1 (issuable into an aggregate of 3,941,280 shares of common stock if fully converted), at the option of the holder thereof, or automatically as to 25% of the Convertible Preferred Stock shares if our common stock trades above $6.125 per share for at least 20 consecutive trading days, and trades with at least 75,000 shares of average volume per day during such period; an additional 50% of the Convertible Preferred Stock shares if our common stock trades above $7.00 per share for at least 20 consecutive trading days, and trades with at least 75,000 shares of average volume per day during such period; and as to the remaining Convertible Preferred Stock shares, if our common stock trades above $7.875 per share for at least 20 consecutive trading days, and trades with at least 75,000 shares of average volume per day during such period. Each outstanding share of Convertible Preferred Stock is entitled to one vote per share on all stockholder matters. The Convertible Preferred Stock is redeemable at any time by the Company upon the payment by the Company of the face amount of the Convertible Preferred Stock ($25 per share) plus any and all accrued and unpaid dividends thereon. Among other things, we agreed to not take any action to adversely effect the rights of the holders of the Convertible Preferred Stock so long as the Convertible Preferred Stock is outstanding and to not designate any capital stock with powers greater than the Convertible Preferred Stock, without the approval of the holders of a majority of the outstanding Convertible Preferred Stock shares.

There are no significant management changes planned at this time in connection with the transactions contemplated by the Purchase Agreement, as Anthony C. Schnur will maintain his role as President and Chief Executive Officer of the Company following the closing. However, the Sellers will have the right pursuant to the Purchase Agreement to appoint three members to the Board of Directors at closing, and it is anticipated that one of their director nominees will be Richard N. Azar II. Mr. Azar, the principal Seller and manager of the properties and is planned to be appointed as Executive Chairman following the closing. Mr. Azar is a founding partner of the Representative, and for over 20 years has been instrumental in developing the Hunton resource play in Central Oklahoma through his direction of the Representative, ownership in Altex Resources, Inc., and various other successful oil and gas ventures. Mr. Azar will also be receiving a significant amount of the shares of common stock issuable upon closing of the acquisition and all of the preferred stock issuable at closing, either personally or through entities which he controls. By the sixth month anniversary of the closing of the Purchase Agreement, one of the three current members of our Board of Directors will be required to resign in order that we will have five members of our Board of Directors, including three appointed by the Sellers, on such date.

The Purchase Agreement requires that the parties deliver, on or prior to twenty days from the date of the parties’ entry into the Purchase Agreement, to be updated at least seven days prior to closing, copies of the disclosure schedules required pursuant to the terms of the Purchase Agreement. In the event there are any issues associated with such disclosures, the parties agreed to negotiate such issues in good faith, and if such differences cannot be addressed within the time periods set forth in the Purchase Agreement and such issues would constitute a material adverse effect under the terms of the Purchase Agreement, that the Purchase Agreement can be terminated without penalty by the party receiving such disclosure schedule(s).

The Board of Directors of the Company have (i) adopted and declared advisable the Purchase Agreement and the transactions contemplated by the Purchase Agreement, upon the terms and subject to the conditions set forth in the Purchase Agreement; and (ii) determined that the Purchase Agreement and the transactions contemplated by the Purchase Agreement are fair to, and in the best interests of, the Company and its stockholders. The Company also obtained the opinion of Canaccord Genuity Corporation (“Canaccord”) providing that in the opinion of Canaccord, the acquisition is fair, from a financial point of view, to the Company, prior to the approval of such Purchase Agreement by the Board of Directors. The Company agreed to pay Canaccord $170,000 for the fairness opinion.

The parties have made customary representations, warranties and covenants in the Purchase Agreement including, among others, covenants relating to (1) the conduct of each party’s business during the interim period between the execution of the Purchase Agreement and the consummation of the transactions described therein, (2) the Company’s obligations to facilitate its stockholders’ consideration of, and voting upon, the issuance of shares of common stock upon the closing of the acquisition and upon conversion of the Convertible Preferred Stock (collectively, the “Acquisition Shares”) pursuant to applicable NYSE MKT rules and regulations, (3) the recommendation by the Company’s Boards of Director in favor of approval of the Purchase Agreement and the transactions contemplated therein, (4) the obligation of the Company to submit approval of the planned name change, and such other matters as the parties may deem desirable at a stockholders’ meeting and to register the Acquisition Shares prior to the closing, (5) each party’s non-solicitation obligations relating to alternative business combination transactions, and (6) the indemnification obligations of the parties, subject to the limits of liability, deductibles and other terms set forth in the Purchase Agreement.

The acquisition is subject to customary closing conditions, including (1) approval of the issuance of the Acquisition Shares by the stockholders of the Company, (2) receipt by the Company of the $4.975 million required to be paid to the Sellers at closing, which we plan to raise from the debt holders who we are required to assume the $31.5 million in debt from; (3) receipt of required regulatory approvals, (4) the absence of any law or order prohibiting the consummation of the acquisition, (5) approval of the NYSE MKT of the continued listing of our common stock on the NYSE MKT prior to and following the closing, (6) the effectiveness of a registration statement covering the Acquisition Shares, and (7) consent of the Company’s current convertible note holder. Each party’s obligation to complete the acquisition is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other parties, and (b) performance in all material respects by the other parties of its obligations under the Purchase Agreement.

Each of the Company and the Sellers agreed to pay all costs and expenses incurred by them in connection with the Purchase Agreement; provided, that we agreed to assume, reimburse and pay all expenses of the Sellers relating to the acquisition following the closing.

The Purchase Agreement also includes customary termination provisions for both the Company and the Sellers, which include, subject to the terms of the Purchase Agreement and in certain circumstances rights to cure or other prerequisites, that the Purchase Agreement can be terminated by us, if (i) any issues arise in connection with our due diligence on the Assets which in aggregate would constitute a material adverse effect on such Assets (as described in the Purchase Agreement) and such issues cannot be reasonably cured by the parties; (ii) our stockholders fail to approve the issuance of the Acquisition Shares at a meeting called for such purpose; (iii) if we fail to obtain all required consents; (iv) if we fail to raise the cash necessary to acquire the Assets; (v) the Sellers fail to provide all required closing deliverables; or (vi) if the Sellers breach any representation or warranty in the Purchase Agreement, subject to the right to cure; and by the Sellers, if (i) any issues arise in connection with the Seller’s due diligence of us which in aggregate would constitute a material adverse effect (as described in the Purchase Agreement) and such issues cannot be reasonably cured by the parties; (ii) if we have more than 1.6 million shares of common stock outstanding at closing, or the Sellers would own less than 80% of each class of our outstanding shares, on a fully-diluted basis, at closing; (iii) if our stockholders fail to approve the items required to be approved for closing; (iv) if we fail to maintain our listing on the NYSE MKT prior to and following closing; (v) if we fail to assume the $31.5 million in debt required to be assumed at closing; (vi) if we fail to provide all required closing deliverables; (vii) if we breach any representation or warranty in the Purchase Agreement, subject to the right to cure; or (viii) our Board of Directors withdraws their recommendation for the stockholders to approve the acquisition because the Company has been presented with a superior acquisition proposal. The Purchase Agreement can also be terminated by either party with five days prior written notice if the acquisition has not been completed by September 30, 2016, provided that such failure is not the result of the breach of the agreement by the terminating party.

* * * *

The foregoing descriptions of the acquisition, the Purchase Agreement and the Convertible Preferred Stock are not complete and are qualified in their entirety by reference to the Purchase Agreement and form of designation of the Convertible Preferred Stock (the “Designation”), which are filed herewith as Exhibit 2.1 and Exhibit 10.1, respectively, and incorporated by reference herein. The Purchase Agreement and Designation have been attached as exhibits to this report in order to provide investors and security holders with information regarding their terms. They are not intended to provide any other financial information about the Company or the Sellers, or their respective subsidiaries and affiliates, or the Assets. The representations, warranties and covenants contained in the Purchase Agreement (1) were made only for purposes of that agreement and as of specific dates, (2) are solely for the benefit of the parties to the Purchase Agreement, (3) may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and (4) may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. The representations and warranties contained in the Purchase Agreement were made only for the purpose of the Purchase Agreement as of specific dates and may have been qualified by certain disclosures between the parties and a contractual standard of materiality different from those generally applicable to stockholders, among other limitations. The representations and warranties were made for the purpose of allocating contractual risk between the parties to the Purchase Agreement and should not be relied upon as a disclosure of factual information relating to any of the parties.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 28, 2015, the Board of Directors of the Company agreed to provide an aggregate of $250,000 in retention bonuses to employees of the Company following the closing of the acquisition, in an effort to keep the employees employed through the closing date and during the transitional period after closing, including $50,000 payable to Mr. Schnur, the Company’s Chief Executive Officer and a member of the Board of Directors at closing and an additional $50,000, assuming the closing of the acquisition occurs, payable to Mr. Schnur on December 31, 2016.

Item 7.01 Regulation FD Disclosure.

On December 31, 2015, the Company issued a press release announcing the entry into the Purchase Agreement and providing additional details thereof. A copy of the press release is furnished as Exhibit 99.1 hereto.

The information responsive to Item 7.01 of this Form 8-K and Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing. The furnishing of this Report is not intended to constitute a determination by the Company that the information is material or that the dissemination of the information is required by Regulation FD.

Item 9.01 Financial Statements and Exhibits.

Exhibit No.	Description

2.1*
Asset Purchase Agreement by and between Lucas Energy, Inc., as purchaser, Segundo Resources, LLC, as seller representative to the various sellers named therein, and the sellers named therein dated December 30, 2015+

3.1*
Form of Amended and Restated Certificate of Designation of Lucas Energy, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Redeemable Series B Convertible Preferred Stock

99.1**	Press release dated December 31, 2015

* Filed herewith.
** Furnished herewith.
 + Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.

Important Information

In connection with the proposed acquisition of the Assets, from the Sellers, by the Company, the Company plans to file a registration statement and proxy statement with the Securities and Exchange Commission. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document the Company may file with the SEC in connection with the proposed transaction. Prospective investors are urged to read the registration statement and the proxy statement, when filed as they will contain important information. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Lucas Energy, Inc. Prospective investors may obtain free copies of the registration statement and the proxy statement, when filed, as well as other filings containing information about Lucas Energy, Inc., without charge, at the SEC’s website (www.sec.gov). Copies of Lucas Energy, Inc.’s SEC filings may also be obtained from Lucas Energy, Inc. without charge at Lucas Energy, Inc.’s website (www.lucasenergy.com) or by directing a request to Lucas Energy, Inc. at (713) 528-1881. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

INVESTORS SHOULD READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE ACQUISITION.

Participants in Solicitation

Lucas Energy, Inc. and its directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed acquisition. Information regarding Lucas Energy, Inc.’s directors and executive officers is available in Lucas Energy, Inc.’s Annual Report on Form 10-K for the year ended March 31, 2015 filed with the SEC on July 14, 2015 and Lucas Energy, Inc.’s definitive proxy statement on Schedule 14A, filed with the SEC on February 9, 2015. Additional information regarding the interests of such potential participants will be included in the registration statement and proxy statement to be filed with the SEC by Lucas Energy, Inc. in connection with the proposed acquisition and in other relevant documents filed by Lucas Energy, Inc. with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed acquisition are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about Lucas Energy, Inc. and the Assets, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in Lucas Energy, Inc.’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	failure to obtain the approval of stockholders of Lucas Energy, Inc. in connection with the proposed transaction;

•	the dilution associated with the shares issuable upon closing the acquisition;

•	risks associated with the debt to be assumed at closing;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	Lucas Energy, Inc.’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of Lucas Energy, Inc. to effectively integrate the Assets; and

•	the diversion of management time on transaction-related issues.

Lucas Energy, Inc.’s forward-looking statements are based on assumptions that Lucas Energy, Inc. believes to be reasonable but that may not prove to be accurate. Lucas Energy, Inc. cannot guarantee future results, levels of activity, performance or achievements. Lucas Energy, Inc. assumes no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LUCAS ENERGY, INC.

By: /s/ Anthony C. Schnur
Name: Anthony C. Schnur
Title: Chief Executive Officer

Date: December 31, 2015

EXHIBIT INDEX

Exhibit No.	Description

2.1*
Asset Purchase Agreement by and between Lucas Energy, Inc., as purchaser, Segundo Resources, LLC, as seller representative to the various sellers named therein, and the sellers named therein dated December 30, 2015+

3.1*
Form of Amended and Restated Certificate of Designation of Lucas Energy, Inc. Establishing the Designation, Preferences, Limitations and Relative Rights of Its Redeemable Series B Convertible Preferred Stock

99.1**	Press release dated December 31, 2015

* Filed herewith.
** Furnished herewith.
 + Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request; provided, however that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedule or exhibit so furnished.